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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                               Expires: September 30, 1998
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                                                    hours per response .... 1.0
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/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See                  Filed pursuant to Section 16(a) of the
    Instruction 1(b)                  Securities Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                           the Investment Company Act of 1940
    Transactions
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                  Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
  Mitchell, George J.                             Starwood Hotels & Resorts HOT                  X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for          Officer (give    Other (Specify
                                                  Number of Reporting        Month/Year         ----        title ---       below)
Verner, Liipfert, Bernhard, et al.                Person (Voluntary)        December 1999                   below)
901 15th Street, N.W.                                                     -------------------
Suite 700                                                                 5. If Amendment,          ------------------------------
                                                                             Date of Original  7. Individual or Joint/Group
-------------------------------------------                                  (Month/Year)         Reporting (Check Applicable Line)
                 (Street)                                                                      X  Form filed by One Reporting Person
                                                                                              ---
                                                                                              --- Form filed by More than One
Washington          DC               20005                                                        Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
USA
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                             (Over)
                                                                                                                     SEC 2270 (7-96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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 Option to Purchase Shares(1)  $29.750   6/30/99      A(2)     4,500           6/30/99  6/30/09  Shares(1)  4,500
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                  4,500                     D
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Explanation of Responses:

Reporting Person     Mitchell, George J.
Issuer Name          Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address              Verner, Liipfert, Bernhard, et al.
                     901 15th Street, N.W.
                     Suite 700
                     Washington, DC 20005
                     USA
Identification Number
(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation
(the "Corporation") and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust"
and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of
Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share").
Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one
Corporation Share and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of
Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                    2/2/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                 /s/ George J. Mitchell

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to
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